                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                              _________

                           SCHEDULE 13D/A
                           (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                          (Amendment No. 6)

                         CUMULUS MEDIA INC.
                          (Name of Issuer)

           Class A Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                              231082108
                           (CUSIP Number)

                           J. Travis Hain
                  Banc of America Capital Investors
                  Bank of America Corporate Center
                   100 N. Tryon Street, 25th Floor
                   Charlotte, North Carolina 28255
                           (704) 386-7839
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             May 9, 2006
                (Date of Event Which Requires Filing
                         of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the  acquisition  which is the subject of this
Schedule 13D, and is filing this schedule  because of  Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box: .

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are sent.

                   (Continued on following pages)

                        (Page 1 of 28 Pages)

-----------------                                       -------------
   CUSIP No.                      13D                    Page 2 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON          BA Capital Company, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS                                         WC

---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware
---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                 3,035,246
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                                   0
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                           3,035,246
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                                   0
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           3,035,246
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                6.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                                                                  PN
=====================================================================

                                 20

-----------------                                       -------------
   CUSIP No.                      13D                    Page 3 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON           BA SBIC Management, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           3,035,246
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           3,035,246
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           3,035,246
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                6.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 4 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON        BA Equity Management, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           3,035,246
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           3,035,246
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           3,035,246
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                6.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 5 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON      BA Equity Management GP, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                         (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           3,035,246
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           3,035,246
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           3,035,246
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                6.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 6 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON                    J. Travis Hain
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                         (b)

---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION              United
          States

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                          12,686,009
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                          12,686,009
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                          12,686,009
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               21.4%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  IN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 7 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Investors SBIC, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                 9,650,763
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                                   0
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                           9,650,763
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                                   0
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           9,650,763
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               16.9%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 8 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Management SBIC, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           9,650,763
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           9,650,763
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           9,650,763
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               16.9%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 9 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Management, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           9,650,763
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           9,650,763
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           9,650,763
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               16.9%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 10 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON                    BACM I GP, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           9,650,763
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           9,650,763
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           9,650,763
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               16.9%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

Item 1.  Security and Issuer.

     This  Amendment No. 6 amends the statement on Schedule 13D filed with the  Securities  and  Exchange  Commission  on July 7, 1998,  as
amended by Amendment  No. 1 filed on December 3, 1999,  Amendment No.
2 filed on February 4, 2002,  Amendment No. 3 filed on April 3, 2002,
Amendment  No. 4 filed on March 27, 2003,  and  Amendment No. 5 filed on  February  8,  2006 and  relates  to the  Class A Common  Stock of
Cumulus Media Inc., 14 Piedmont Center, Suite 1400, Atlanta,  Georgia
30305.

     The  Schedule  13D was  originally  filed on July 7,  1998  (the
"Original Schedule 13D") by NationsBanc Capital Corporation,  a Texas
corporation   ("NBCC"),   NationsBank,   N.A.,  a  national   banking
association,  NB Holdings Corporation,  a Delaware  corporation,  and
NationsBank    Corporation,     a    North    Carolina    corporation
("NationsBank").  In  the  Original  Schedule  13D,  these  reporting persons  reported,  among  other  things,  NBCC's  direct  beneficial ownership of 3,371,246  shares of the Company's  Class B Common Stock
(which are  convertible  into shares of the Company's  Class A Common
Stock on a one-for-one basis).

     Amendment  No. 1 to the  Schedule  13D was filed on  December 3,
1999  ("Amendment  No. 1") by BA Capital  Company,  L.P.,  a Delaware
limited  partnership  ("BA  Capital"),  BA SBIC  Management,  LLC,  a
Delaware limited liability company ("BA SBIC Management"),  BA Equity
Management,   L.P.,  a  Delaware  limited   partnership  ("BA  Equity
Management"),  BA Equity  Management  GP,  LLC,  a  Delaware  limited liability  company  ("BA Equity  Management  GP"),  Walter W. Walker,
Jr., a United  States  citizen  ("Mr.  Walker"),  and Bank of America
Corporation,   a  Delaware   corporation  ("Bank  of  America").   In
Amendment  No. 1,  these  reporting  persons  reported,  among  other things,  that  (a) NBCC  had  previously  merged  into BA  Capital in connection  with the  merger of  NationsBank  with  Bank of  America,
(b) such  reporting  persons had become the beneficial  owners of the shares of the  Company's  Class B Common Stock owned by NBCC,  (c) BA
Capital sold  500,000  shares of the  Company's  Class A Common Stock
(which it acquired  upon  converting  shares of Class B Common Stock)
on November 24, 1999 and  (d) after  giving  effect to such sale,  BA
Capital owned 2,871,246  shares of the Company's Class B Common Stock and held options to purchase  6,000 shares of the  Company's  Class A
Common Stock.

     Amendment  No. 2 to the  Schedule  13D was filed on  February 4,
2002  ("Amendment  No.  2") by BA  Capital,  BA SBIC  Management,  BA
Equity  Management,  BA Equity  Management  GP, Mr.  Walker,  Banc of
America Capital Investors SBIC, L.P., a Delaware limited  partnership
formerly  known  as  BancAmerica   Capital  Investors  SBIC  I,  L.P.
("BACI"),  Banc of America Capital  Management  SBIC, LLC, a Delaware
limited  liability  company  formerly  known as  BancAmerica  Capital
Management SBIC I, LLC ("Capital  Management SBIC"),  Banc of America
Capital  Management,  L.P., a Delaware limited  partnership  formerly
known  as  BancAmerica   Capital   Management  I,  L.P.("BA   Capital
Management"),  and  BACM I GP,  LLC,  a  Delaware  limited  liability company  ("BACM").  In  Amendment  No.  2,  these  reporting  persons
reported,   among  other  things,   that  (a)  the  Company,   Aurora
Communications,  LLC, a Delaware limited liability company ("Aurora")
that was  approximately  73% owned by BACI,  BACI and  certain  other parties  had  entered  into  agreements  relating  to  the  Company's proposed  acquisition of Aurora (the "Aurora  Acquisition"),  and (b)
upon the completion of the Aurora  Acquisition,  the owners of Aurora would be issued  shares  of the  Company's  Class A Common  Stock and
Class B Common Stock,  would be issued warrants to purchase shares of the  Company's  Class A Common  Stock  and  Class B Common  Stock and
would be paid cash.

     Amendment  No. 3 to the  Schedule 13D was filed on April 3, 2002
("Amendment   No.  3")  to  report  the   completion  of  the  Aurora
Acquisition  on March  28,  2002  (the  "Aurora  Closing  Date").  In
connection  with the  closing  of the  Aurora  Acquisition,  BACI was issued  8,944,339  shares of the  Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common
Stock or Class B Common Stock, at BACI's election.

     Amendment  No. 4 to the Schedule 13D was filed on March 27, 2003
("Amendment  No. 4") to report the  exercise  by BACI of a warrant to purchase shares of the Company's stock and to voluntarily  report the grant of options to BA Capital's  designee on the Company's  board of directors,  which options may be deemed to be  beneficially  owned by
BA  Capital.  Amendment  No.  4 also  voluntarily  reported  that  J.
Travis  Hain had  replaced  Walter W.  Walker,  Jr.  as the  managing member of BA Equity  Management  GP and the  managing  member of BACM effective on September 1, 2002.

     Amendment  No. 5 to the  Schedule  13D was filed on  February 8,
2006  ("Amendment  No.  5") to  report  the  grant of  options  to BA
Capital's  designee  on  the  Company's  board  of  directors,  which options may be deemed to be beneficially owned by BA Capital,  and to reflect the vesting of certain options.

     This Amendment No. 6 to the Schedule 13D  ("Amendment No. 6") is
being filed to report the entry into a stock purchase  agreement with the  Company,  pursuant  to which the  Company  agreed to purchase an aggregate  of 4.5  million  shares  of Class B Common  Stock  from BA
Capital  and BACI,  subject  to  certain  conditions,  as more  fully described in Item 6 below.

Item 2.  Identity and Background.

     (a) This  statement  is being  filed  jointly by (1) BA Capital,
(2) BA SBIC  Management,  (3) BA  Equity  Management,  (4) BA  Equity
Management GP, (5) Mr. Hain, (6) BACI, (7) Capital  Management  SBIC,
(8) BA Capital  Management  and (9) BACM.  The persons  described  in items (1)  through  (9) are  referred  to  herein  as the  "Reporting
Persons." A list of the  executive  officers  and  directors  of each
Reporting Person that is not an individual is attached as Annex A.

     (b) The  address  of  the  principal  business  office  of  each
Reporting  Person  is 100  North  Tryon  Street,  Floor  25,  Bank of
America Corporate Center, Charlotte, NC 28255.

     (c) BA Capital is an investment  partnership engaged principally in the  business  of  making  private  equity  investments.  BA  SBIC
Management  is engaged in the  business of being the general  partner of BA Capital.  BA Equity  Management  is engaged in the  business of being the sole  member of BA SBIC  Management.  BA Equity  Management
GP is  engaged in the  business  of being the  general  partner of BA
Equity Management.

     BACI is an investment  partnership  engaged  principally  in the business of making private  equity  investments.  Capital  Management
SBIC is  engaged  in the  business  of being the  general  partner of
BACI.  BA Capital  Management is engaged in the business of being the sole  member of  Capital  Management  SBIC.  BACM is  engaged  in the business of being the general partner of BA Capital Management.

     Mr.  Hain's  principal  occupation  is serving  as the  managing member of BA Equity  Management  GP, as the  managing  member of BACM and as an employee of a subsidiary of Bank of America.

     Bank of America is a bank holding company  registered  under the
Bank Holding  Company Act of 1956, as amended,  and is engaged in the
general  banking  and  financial   services   business   through  its
subsidiaries.

     The principal  business and principal  office address of each of the Reporting Persons is set forth in paragraph (b) above.

     (d) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been convicted in a criminal  proceeding  (excluding traffic violations or similar misdemeanors).

     (e) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been a party to a civil  proceeding of a judicial or administrative  body of competent  jurisdiction  as a result of which such  person was or is subject to a  judgment,  decree or final order
enjoining   future   violations   of,  or  prohibiting  or  mandating
activities  subject to, Federal or state  securities  laws or finding any violation with respect to such laws.

     (f) The following sets forth the  jurisdiction  of  organization or citizenship of each Reporting Person:

         Reporting Person           State of Organization/Citizenship

         BA Capital                 Delaware
         BA SBIC Management         Delaware
         BA Equity Management       Delaware
         BA Equity Management GP    Delaware
         Mr. Hain                   United States
         BACI                       Delaware
         Capital Management SBIC    Delaware
         BA Capital Management      Delaware
         BACM                       Delaware

To the knowledge of the Reporting  Persons,  each  executive  officer and director of any Reporting  Person that is not an  individual,  as set forth on Annex A, is a citizen of the United States.

Item 3.  Source and amount of Funds or Other Consideration.

     As  described  in the  Original  Schedule  13D,  NBCC  purchased preferred  shares of a predecessor to the Company at various times in
1997 and 1998 with cash.  These preferred  shares were converted into
Class B Common Stock of the Company in connection  with the Company's initial  public  offering  in 1998.  Funds for the  purchase of these preferred  shares were provided from the working  capital of NBCC and its affiliates.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  at various  times  between 1999 and 2001 with cash.  On the  Aurora  Closing  Date,  these  shares  of  common  and
preferred   stock  were  converted  into  8,944,339   shares  of  the
Company's  Class B Common  Stock and  warrants  to  purchase  706,424 shares  of the  Company's  Class A  Common  Stock  or  Class B Common
Stock.  Funds for BACI's  purchase of shares of common and  preferred stock in Aurora  Management,  Inc.  were  provided  from the  working capital of BACI and its  affiliates.  On March 27, 2003, BACI elected
to   exercise   the  warrant  it  received  as  part  of  the  Aurora
Acquisition  in exchange for shares of the  Company's  Class B Common
Stock. As a result,  BACI currently  holds 9,650,763  shares of Class
B Common  Stock.  Funds for the  purchase  of the shares  issued upon exercise of the warrant  were  provided  from the working  capital of
BACI and its affiliates.

     BA Capital holds options  exercisable within 60 days to purchase
105,000 shares of Class A Common Stock, and Robert H. Sheridan,  III,
a member  of the  Company's  board  of  directors  and a senior  vice president  and  managing  director of the general  partner of both BA
Capital  and  BACI,  holds  options  exercisable  within  60  days to purchase  110,000 shares of Class A Common Stock.  BA Capital has the right to  designate  one member of the  Company's  board of directors
and   Mr. Sheridan   currently  serves  on  the  Company's  board  of
directors as BA Capital's  designee.  These  options were received in consideration  of  Mr.  Sheridan's  board  service  on  behalf  of BA
Capital,  and no additional  consideration  was paid by BA Capital to the Company in exchange  for such  options.  Pursuant to the policies of BA Capital  and its  affiliates,  Mr.  Sheridan  is deemed to hold these options for the benefit of BA Capital.

Item 4.  Purpose of Transaction.

     NBCC purchased  preferred shares of a predecessor to the Company for investment purposes.  As a result of this investment,  BA Capital now holds (i) 840,250 shares of Class A Common Stock,  (ii) 1,979,996 shares of Class B Common Stock (which are convertible  into shares of
Class A Common Stock on a  one-for-one  basis) and  (iii) options  to purchase  265,000  shares of Class A Common  Stock,  215,000 of which are  currently  exercisable.  BA Capital holds these  securities  for investment purposes.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  for investment  purposes.  In connection with the  closing of the Aurora  Acquisition,  these  shares of common and preferred  stock  were  converted  on the  Aurora  Closing  Date into
8,944,339  shares of the Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common Stock or
Class B Common  Stock.  Following  the  exercise of the  warrant,  on
March 27,  2003,  in exchange  for  706,424  shares of Class B Common
Stock,  BACI  currently  holds  9,650,763  shares  of  Class B Common
Stock.  BACI holds these securities for investment purposes.

     The Reporting Persons may acquire  additional  securities of the
Company from time to time in the future,  subject to certain factors, including  without  limitation  (i)  applicable  securities  laws and governmental  restrictions  on the  number of voting  securities  the
Reporting  Persons  may hold,  (ii) market  conditions  and (iii) the
Reporting  Persons'  assessment  of the business and prospects of the
Company.

     The Reporting  Persons are continuously  evaluating the business and  prospects of the Company,  and its present and future  interests in, and  intentions  with respect to, the Company and may at any time decide  to  dispose  of  any or all  of  the  shares  of the  Company currently  owned by them as well as  securities  they may  acquire in the future.

     On May 9,  2006,  BA  Capital  and  BACI  entered  into a  stock purchase  agreement  with the  Company  pursuant to which the Company agreed to purchase an aggregate of 4.5 million  shares Class B Common
Stock from BA Capital  and BACI  subject  to certain  conditions,  as more fully described in Item 6 below.

     Other than discussed as herein,  the Reporting Persons currently have no plans to effect:

     (a) the acquisition of additional  securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary  corporate  transaction,  such as a merger, reorganization  or  liquidation,  involving the Company or any of its subsidiaries;

     (c) a sale or  transfer  of a  material  amount of assets of the
Company or any of its subsidiaries;

     (d) any change in the present  board of directors or  management of the  Company,  including  any plans or  proposals  to  change  the number or term of directors or the to fill any existing  vacancies on the Board of Directors;

     (e) any  material  change  in  the  present   capitalization  or
dividend policy of the Company;

     (f) any other  material  change  in the  Company's  business  or corporate structure;

     (g) changes in the Company's articles of incorporation,  by-laws or  instruments  corresponding  thereto  or other  actions  which may impede the acquisition of control of the Company by any person;

     (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized to be  quoted  in  an  inter-dealer  quotation  system  of a  registered national securities association;

     (i) a  class  of  equity  securities  of  the  Company  becoming
eligible  for  termination  of   registration   pursuant  to  Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

     The Reporting  Persons  intend to evaluate  their  investment in the  Company  continuously  and may,  based  on any such  evaluation, determine  at a future date to change  their  current  position  with respect to any action enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(i)  This  Amendment  No. 6 relates to  12,686,009  shares of the  Company's  Class  A  Common  Stock,  representing  21.4%  of the
Company's  outstanding  shares  of Class A Common  Stock and 19.3% of the voting power (which  percentages  are  calculated  in  accordance with Rule  13d-3(d)(1)).  BA Capital  currently  holds 840,250 shares of Class A Common  Stock,  1,979,996  shares of Class B Common  Stock and  options  to  purchase  265,000  shares of Class A Common  Stock,
215,000 of which are currently  exercisable.  BA Capital beneficially owns 3,035,246  shares,  or 6.1%, of Class A Common Stock (determined
in  accordance   with  Rule   13d-3(d)(1)).   BACI  currently   holds
9,650,763  shares of Class B Common  Stock.  BACI  beneficially  owns
9,650,763  shares,  or 16.9%, of Class A Common Stock  (determined in
accordance  with  Rule   13d-3(d)(1)).   No  other  Reporting  Person
directly  holds any  Common  Stock of the  Company  or any  rights to acquire any such common stock.

     Except as may otherwise be required by Delaware  corporate  law, shares  of Class A Common  Stock,  Class B Common  Stock  and Class C
Common  stock vote  together  as a single  class when such shares are entitled  to vote.  Shares of Class B Common  Stock  are  convertible into  shares  of  Class A Common  Stock or Class C Common  Stock on a
one-for-one  basis.  Shares of Class C Common  Stock are  convertible into shares of Class A Common Stock on a  one-for-one  basis.  Shares of Class A Common  Stock are  entitled to one vote per share,  shares of Class C Common  Stock  are  entitled  to ten  votes  per share and shares  of Class B Common  Stock  have no  voting  rights  except  in specified  instances  required  by Delaware  corporate  law or by the
Company's  articles of  incorporation.  Upon  conversion of any share of Class B  Common  Stock  into a share  of  Class C Common  Stock by certain  shareholders of the Company  (including BA Capital),  shares of Class C  Common  Stock  become  entitled  to one  vote per  share, rather than ten votes per share.

     The 840,250 shares of Class A Common Stock  currently held by BA
Capital represent 1.8% of the Company's  outstanding  shares of Class
A Common  Stock.  If BA Capital  were to  (A) convert  its  1,979,996 shares of Class B Common  Stock into an  equivalent  number of shares of Class A Common Stock and  (B) exercise  its currently  exercisable options to  purchase  215,000  shares of Class A Common  Stock and if
BACI were to convert  its  9,650,763  shares of Class B Common  Stock into an  equivalent  number  of shares  of Class A Common  Stock,  BA
Capital  and BACI would  together  own  12,686,009  shares of Class A
Common Stock,  representing  21.4% of the Company's then  outstanding shares of Class A Common Stock and 19.3% of the voting power.

     The  12,686,009  shares  of  Class A Common  Stock  beneficially owned  by BA  Capital  and  BACI  represent  21.2%  of the  Company's outstanding  shares of Class A Common Stock, Class B Common Stock and
Class C Common Stock  considered  in the  aggregate  and 19.3% of the voting  power (or,  if the Class C Common  Stock is  entitled  to one vote per share, 21.2% of the voting power).

     (ii)All   information   herein   relating   to   the   currently
outstanding  number of shares of the Company's  Class A Common Stock,
Class B Common  Stock and Class C Common  Stock is  derived  from the
Company's  Quarterly Report on Form 10-Q for the fiscal quarter ended
March 31, 2006.  Accordingly,  the Reporting Persons have assumed for purposes of this Amendment No. 6 that there are 47,302,508  shares of
Class A  Common  Stock  outstanding,  11,630,759  shares  of  Class B
Common Stock  outstanding  and 644,871 shares of Class C Common Stock outstanding,  or a total  of  59,578,138  shares  of all  classes  of
Common Stock outstanding.

     (b) BA  Capital  has sole  voting  and  dispositive  power  with respect to 3,035,246  shares of Class A Common Stock,  which consists of 840,250 shares of Class A Common Stock,  1,979,996 shares of Class
B Common Stock and currently  exercisable options to purchase 215,000
shares  of  Class  A  Common   Stock.   BACI  has  sole   voting  and
dispositive  power with respect to 9,650,763 shares of Class A Common
Stock,  which consists of 9,650,763  shares of the Company's  Class B
Common Stock.

     BA SBIC  Management is the general  partner of BA Capital.  As a result of the limited  partnership  agreement of BA Capital,  BA SBIC
Management  is deemed to have  shared  voting and  dispositive  power with respect to the securities of the Company owned by BA Capital.

     BA Equity  Management is the sole member of BA SBIC  Management.
As a result of the  operating  agreement for BA SBIC  Management,  BA
Equity  Management  is deemed to have shared  voting and  dispositive power  with  respect to the  securities  of the  Company  owned by BA
Capital.

     BA Equity  Management  GP is the  general  partner  of BA Equity
Management.  As a result of the limited partnership  agreement for BA
Equity  Management,  BA Equity Management GP is deemed to have shared voting and  dispositive  power with respect to the  securities of the
Company owned by BA Capital.

     Capital  Management  SBIC is the general  partner of BACI.  As a
result  of  the  limited  partnership   agreement  of  BACI,  Capital
Management  SBIC is  deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     BA Capital  Management is the sole member of Capital  Management
SBIC. As a result of the operating  agreement for Capital  Management
SBIC,  BA  Capital  Management  is deemed to have  shared  voting and dispositive  power with  respect  to the  securities  of the  Company owned by BACI.

     BACM is the  general  partner  of BA  Capital  Management.  As a
result  of  the  limited   partnership   agreement   for  BA  Capital
Management,  BACM is deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     Mr. Hain is the managing member of both BA Equity  Management GP and  BACM  and as a  result  is  deemed  to have  shared  voting  and dispositive  power with  respect  to the  securities  of the  Company owned by BA Capital and BACI.  Mr.  Hain  disclaims  such  beneficial ownership.

     If  Mr.   Hain's   employment   with  Bank  of  America  or  its
subsidiaries  is  terminated,  Mr. Hain will cease to be the managing member  of BA  Equity  Management  GP and  BACM.  As the  holder of a majority  in interest in BA Equity  Management  GP and BACM,  Bank of
America has the right to approve any  replacement  managing member of
BA Equity  Management  GP or BACM.  Bank of America does not have any rights with respect to voting or  disposition  of the  securities  of the Company owned by BA Capital or BACI.

     (c) None of the  Reporting  Persons and, to the knowledge of the
Reporting Persons,  no executive officer of director of any Reporting
Person has had any  transactions  in the Class A Common  Stock during the past 60 days.

     (d) Except  as set  forth  herein,  no  person  has the right to receive or the power to direct the receipt of dividends  from, or the proceeds  from the sale  of,  any  shares  of the  Company's  Class A
Common Stock.

     (e) Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships
     With Respect to Securities of the Issuer.

     The  following  is a  summary  of  certain  material  terms  and conditions  of  agreements  with  respect  to the  securities  of the
Company  to which BA  Capital or BACI are  parties.  This  summary is qualified  in its  entirety  by  reference  to the  copies  of  these agreements,  which are exhibits to this Schedule 13D and incorporated herein by reference.

Purchase Agreement

     BA  Capital  and  BACI  have  entered  into  a  Stock   Purchase
Agreement   dated  May  9,  2006  with  the  Company  (the  "Purchase
Agreement")   pursuant  to  which  the  Company  agreed  to  purchase
1,017,649  and  3,482,351  shares  of  Class B Common  Stock  from BA
Capital and BACI,  respectively.  Under the  Purchase  Agreement,  BA
Capital  and BACI also have the  option to sell to the  Company up to an  aggregate  additional  500,000  shares of Class B Common Stock so long as the aggregate  purchase price paid by the Company pursuant to the Purchase  Agreement plus the aggregate amount paid by the Company to purchase  shares of Class A Common Stock pursuant to the Company's self-tender  offer  publicly  announced  on May 10, 2005 (the "Tender
Offer")  does not  exceed  $200.0  million.  The per  share  purchase price  payable  under the Purchase  Agreement  for the Class B Common
Stock  purchased  thereunder will be equal to the purchase price paid for the  shares in the  Tender  Offer.  Closing  under  the  Purchase
Agreement is subject to the  completion  of the Tender Offer and will occur on the eleventh  business day following the expiration  time of the Tender  Offer.  In addition to BA Capital  agreeing not to tender any of its shares of Class A Common Stock in the Tender  Offer,  both
BA Capital and BACI have  agreed not to convert  any of their  shares of Class B Common  Stock into shares of Class A Common Stock in order to  tender  such  converted  shares  in the  Tender  Offer.  Both  BA
Capital and BACI are  prohibited  under the Purchase  Agreement  from selling  shares,  converting  shares  of  Class B Common  Stock  into shares  of  Class A Common  Stock or  purchasing  shares  during  the
Tender Offer and until eleven  business days following  completion of the Tender Offer.

Other Agreements and Arrangements

     One or more of the  Reporting  Persons are also parties to (i) a
Voting  Agreement  dated June 30, 1998,  (ii) a  Registration  Rights
Agreement  dated  June  30,  1998,  (iii)  an  Amended  and  Restated
Registration  Rights  Agreement  dated  January 23, 2002,  and (iv) a
Shareholders  Agreement  dated  March 28, 2002 and are subject to the
Company's amended and restated  certificate of incorporation,  all of which are  described in the  Original  Schedule 13D or one or more of the amendments thereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit  Name

99.1     Joint  Filing  Agreement  dated  May    Filed
         18,  2006,  by and among BA Capital,    herewith
         BA  SBIC   Management,   BA   Equity
         Management,   BA  Equity  Management
         GP,   Mr.   Hain,   BACI,    Capital
         Management    SBIC,    BA    Capital
         Management and BACM.

99.2     Stock Purchase  Agreement  dated May    Filed
         9,  2006,  by and among BA  Capital,    herewith
         BACI and the Company.

99.3     Amended  and  Restated  Registration
         Rights   Agreement   dated   as   of    Incorporated
         January 23,  2002,  by and among the    by
         Company,   Aurora  and  the  parties    reference
         listed therein.                         to  Exhibit
                                                 99.3     to
                                                 Amendment
                                                 No.   2  to
                                                 Schedule
                                                 13D   filed
                                                 February
                                                 4, 2002

99.4     Shareholders  Agreement  dated as of
         March 28,  2002,  by and between the    Incorporated
         Company and BACI                        by
                                                 reference
                                                 to  Exhibit
                                                 99.5     to
                                                 Amendment
                                                 No.       3
                                                 filed
                                                 April    3,
                                                 2002

99.5     Voting   Agreement  dated  June  30,
         1998,   by  and  among   NBCC,   the    Incorporated
         Company,     Quaestus     Management    by
         Corporation,  DBBC of Georgia,  LLC,    reference
         CML Holdings,  LLC,  Richard Weening    to  Exhibit
         and Lewis W. Dickey, Jr.                A        to
                                                 Schedule
                                                 13D   filed
                                                 July     7,
                                                 1998
99.6     Registration  Rights Agreement dated
         June  30,  1998,  by and  among  the    Incorporated
         Company,    NBCC,    Heller   Equity    by
         Capital  Corporation,  The  State of    reference
         Wisconsin  Investment  Board and The    to  Exhibit
         Northwestern  Mutual Life  Insurance    B        to
         Company                                 Schedule
                                                 13D   filed
                                                 July     7,
                                                 1998

                              SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the  information  set forth in this statement is true, complete and correct.

                  BA CAPITAL COMPANY, L.P.
                  By:  BA SBIC Management, LLC, its general partner
                       By: BA  Equity  Management,   L.P.,  its  sole
                  member
                           By:  BA  Equity   Management   GP,  LLC,  its
                       general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BA SBIC MANAGEMENT, LLC
                  By:  BA Equity Management, L.P., its sole member
                       By: BA Equity  Management GP, LLC, its general
                  partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BA EQUITY MANAGEMENT, L.P.
                  By:  BA Equity  Management  GP,  LLC,  its  general
                  partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BA EQUITY MANAGEMENT GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

                  /s/ J. Travis Hain
                  J. Travis Hain

                  BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                  By: Banc of America  Capital  Management  SBIC,  LLC,
                  its general partner
                       By: Banc of America  Capital  Management,  L.P.,
                       its sole member
                           By:  BACM I GP, LLC, its general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                  By:  Banc of America  Capital  Management,  L.P., its
                  sole member
                       By: BACM I GP, LLC, its general partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                  By:  BACM I GP, LLC, its general partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BACM I GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:     J. Travis Hain
                       Title:   Managing Member

                                 A-8

                                 A-1
                                                              Annex A

                      BA CAPITAL COMPANY, L.P.

Executive Officers

Not Applicable.

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                       BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                     BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                    BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

            BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

Executive Officers

Not Applicable.

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

             BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

               BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                            BACM I, GP, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                          10
                                                         Exhibit 99.1

                       JOINT FILING AGREEMENT

     In  accordance  with  Rule  13d-1(k)(1)  promulgated  under  the
Securities  and Exchange  Act of 1934,  as amended,  the  undersigned hereby  agree to the joint  filing  with each other on behalf of each of them of  Amendment  No. 6 to such a statement on Schedule 13D with respect to the Class A Common  Stock,  par value  $.01 per share,  of
Cumulus  Media Inc.  beneficially  owned by each of them.  This Joint
Filing  Agreement  shall be included as an exhibit to Amendment No. 6 to such Schedule 13D.

     IN WITNESS  WHEREOF,  the  undersigned  have executed this Joint
Filing Agreement as of the 18 day of May, 2006.

                  BA CAPITAL COMPANY, L.P.
                  By:  BA SBIC Management, LLC, its general partner
                       By: BA  Equity  Management,   L.P.,  its  sole
                  member
                           By:  BA  Equity   Management   GP,  LLC,  its
                       general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BA SBIC MANAGEMENT, LLC
                  By:  BA Equity Management, L.P., its sole member
                       By: BA Equity  Management GP, LLC, its general
                  partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BA EQUITY MANAGEMENT, L.P.
                  By:  BA Equity  Management  GP,  LLC,  its  general
                  partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BA EQUITY MANAGEMENT GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

                  /s/ J. Travis Hain
                  J. Travis Hain

                  BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                  By: Banc of America  Capital  Management  SBIC,  LLC,
                  its general partner
                       By: Banc of America  Capital  Management,  L.P.,
                       its sole member
                           By:  BACM I GP, LLC, its general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                  By:  Banc of America  Capital  Management,  L.P., its
                  sole member
                       By: BACM I GP, LLC, its general partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                  By:  BACM I GP, LLC, its general partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BACM I GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:     J. Travis Hain
                       Title:   Managing Member

                                                         Exhibit 99.2

                      STOCK PURCHASE AGREEMENT
This Stock Purchase  Agreement (the "Agreement") is made as of May 9,
2006 by and among  Cumulus  Media Inc., a  corporation  organized and existing  under the laws of the State of  Delaware  (the  "Company"), and Banc of America Capital  Investors SBIC, L.P., a Delaware limited partnership  ("BACI")  and  BA  Capital  Company,  L.P.,  a  Delaware
limited partnership ("BACC" and, together with BACI, the "Sellers").
                           R E C I T A L S

A.   WHEREAS,  the  Company  intends,  but has not  made  any  public announcement  of such  intention,  to conduct a public modified Dutch auction  self-tender offer for up to 11.5 million shares of its Class
A common  stock,  $.01  par  value  per  share  (the  "Class A Common
Stock"),  at a price not less than  $11.00  but not more than  $12.50 per  share,  pursuant  to the  terms  and  conditions  of an Offer to
Purchase  and  related  Letter of  Transmittal,  drafts of which have been  provided to Sellers  (together,  the "Offer to  Purchase"),  as they may be revised,  amended,  modified or supplemented from time to time after the date  hereof in  accordance  with  Section  8.3 hereof
(the "Tender  Offer"),  which is expected to commence during the week of May 15, 2006;
B.   WHEREAS,  as of the date  hereof,  BACC owns of  record  840,250 shares of Class A Common Stock and holds options to purchase  105,000 shares of Class A Common  Stock,  and BACC and BACI own 1,979,996 and
9,650,763  shares,  respectively,  of the  Company's  Class B  common stock,  $.01 par  value per share  ("Class  B Common  Stock"),  which constitutes  100.0% of the issued and  outstanding  shares of Class B
Common Stock;
C.   WHEREAS,  subject to certain  limitations set out in the amended and  restated  certificate  of  incorporation  of  the  Company  (the
"Certificate")  and, with respect to BACI, as set out in that certain
Shareholder  Agreement  between  the Company and BACI dated March 28,
2002  (the  "Shareholder  Agreement"),  Sellers  have  the  right  to convert  their Class B Common Stock into an equal number of shares of either Class A Common Stock or Class C common  stock,  $.01 par value per share, of the Company (the "Class C Common Stock");
D.   WHEREAS,  Sellers have  determined  they will not convert any of their  shares of Class B Common  Stock into  shares of Class A Common
Stock for purposes of tendering  any such shares in the Tender Offer, and BACC has  determined  not to  exercise  its right to  tender  any shares of Class A Common  Stock  pursuant  to the Tender  Offer,  and instead  have agreed to sell  certain  shares of Class B Common Stock to  the  Company  outside  of  the  Tender  Offer  pursuant  to  this
Agreement; and
E.   WHEREAS,   the  Company  and  Sellers  desire  to  make  certain
covenants  and  agreements  regarding  the purchase by the Company of certain shares of Class B Common Stock pursuant to this Agreement.
NOW,  THEREFORE,  in  consideration of the covenants and premises set forth  herein,  and for other good and  valuable  consideration,  the receipt  and  sufficiency  of  which  are  hereby  acknowledged,  the parties hereby agree as follows:
                              AGREEMENT

1.   Purchase and Sale of the Shares; the Closing.

1.1  Purchase and Sale of Class B Common Stock.

(a)  Subject to the completion of the Tender Offer as set forth below and the other terms and conditions of this Agreement, and on the basis of the representations, warranties and covenants set forth herein, each Seller agrees to sell to the Company, and the Company agrees to purchase from each Seller, the number of shares of Class B
Common Stock set forth below opposite the Seller's respective name, subject to adjustment as set forth in subsection (b) hereof:

                  BACC     1,017,649 Shares
                  BACI     3,482,351 Shares
(b)  In addition, at the option of the Sellers, the Sellers may elect to sell to the Company, and the Company shall purchase from the Sellers, up to an additional 500,000 Shares (as defined herein);
provided that such additional number of Shares purchased by the
Company will be reduced, to the extent necessary, so that the total purchase price paid by the Company for shares of Class A Common
Stock in the Tender Offer and for Shares pursuant to this Agreement in the aggregate does not exceed $200.0 million.  Sellers may exercise this option by providing written notice to the Company not later than nine (9) business days prior to the Closing.  Any such additional Shares purchased pursuant to this Section 1.1(b) shall be purchased from each of the Sellers in the same proportion as the
Shares purchased pursuant to Section 1.1(a), unless otherwise agreed between Sellers and the Company.

(c)  The number of shares of Class B Common Stock to be purchased from Sellers by the Company pursuant to this Section 1.1 is herein referred to as the "Shares".

1.2  Purchase Price.  The "Per Share Purchase Price" for the Shares
shall be equal to the price per share actually paid by the Company for the shares of Class A Common Stock that are tendered by holders of Class A Common Stock and accepted for payment and paid for by the
Company pursuant to the Tender Offer.  The "Purchase Price" shall equal the Per Share Purchase Price specified in this Section 1.2 multiplied by the aggregate number of Shares purchased by the
Company from Sellers pursuant to Section 1.1 of this Agreement.

1.3  The Closing.  Subject to the terms and conditions hereof, the purchase and sale of the Shares contemplated by this Agreement (the
"Closing") will take place at the offices of Jones Day, 1420
Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309 at 10:00
a.m., Atlanta, Georgia time, on the eleventh business day following the date of termination of the Tender Offer (the "Successful
Completion"), or at such other later date or place as the parties shall mutually agree. At the Closing, (i) Sellers will deliver to the Company certificates representing the Shares to be purchased by the Company duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Company, and (ii) the Company shall deliver the
Purchase Price to Sellers by wire transfer of immediately available funds to one or more accounts specified by Sellers at least one business day prior to the Closing.

2.   Representations and Warranties of Sellers.  In order to induce the Company to enter into this Agreement, Sellers hereby represent and warrant to the Company as follows:

2.1  Ownership of Shares.  Sellers own of record the number of issued and outstanding shares of Class A Common Stock and Class B
Common Stock set forth in the recitals to this Agreement. The Shares to be sold to the Company by Sellers when delivered to the Company shall be free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims, other than restrictions of applicable state and federal securities laws and pursuant to the terms of the Certificate and the Shareholder
Agreement. There are no restrictions on the transfer of such Shares as contemplated hereby imposed by any shareholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws.

2.2  Authorization.  Sellers have full right, power and authority to execute, deliver and perform this Agreement and to sell, assign and deliver the Shares to be sold by them to the Company. This Agreement is the legal, valid and binding obligation of Sellers, enforceable in accordance with its terms, except to the extent that the
enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii) rules of law governing the availability of equitable remedies.

2.3  No Violation; No Consent.  The execution, delivery and
performance of this Agreement and the consummation of the
transactions contemplated hereby by Sellers (a) will not violate any law or regulation applicable to Sellers or constitute a breach or violation of or default under any judgment, decree or order or any material agreement or instrument of Sellers or to which any Seller is subject, (b) will not result in the creation or imposition of any lien upon the Shares to be sold by Sellers, and (c) will not require the consent of or prior notice to any governmental entity or any party to any material contract, agreement or arrangement with
Sellers.

2.4  Brokerage.  There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Sellers.

3.   Representations and Warranties of the Company.  In order to induce Sellers to enter into this Agreement, the Company hereby represents and warrants as follows:

3.1  Organization and Corporate Power; Authorization.  The Company
is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to execute, deliver and perform this Agreement and to acquire the Shares.  As of the Closing the purchase of the Shares hereunder and pursuant to the Tender Offer shall have been approved in accordance with and be permitted by all applicable provisions of the Delaware General Corporation Law
(including without limitation Sections 154 and 160 thereof). The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby have been approved by a majority of the disinterested directors on the Board of Directors of the Company, and have been otherwise duly authorized by all requisite action on the part of the Company.  This
Agreement has been duly executed and delivered by the Company and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i)
principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii)
rules of law governing the availability of equitable remedies.

3.2  Capital Stock.  The authorized capital stock of the Company consists of 170,262,000 shares, divided into four classes consisting of:  (i) 100,000,000 shares of Class A Common Stock, of which
47,697,508 shares are issued and outstanding; (ii) 20,000,000 shares of Class B Common Stock, of which 11,630,759 shares are issued and outstanding; (iii) 30,000,000 shares of Class C Common Stock, of which 644,871 shares are issued and outstanding; and (iv) 20,262,000 shares of Preferred Stock, $.01 par value per share, of which
250,000 shares are designated as 13 3/4% Series A Cumulative
Exchangeable Redeemable Preferred Stock due 2009 and of which 12,000 shares are designated as 12% Series B Cumulative Preferred Stock, none of which shares of Preferred Stock are issued and outstanding.

3.3  No Violation; No Consent.  The execution, delivery and
performance of this Agreement and the consummation of the
transactions contemplated hereby by the Company (a) will not violate any law or regulation applicable to the Company or constitute a breach or violation of or default under any judgment, decree or order or any material agreement or instrument of the Company or to which the Company is subject, and (b) will not require the consent of or prior notice to any governmental entity or any party to any contract, agreement or arrangement with the Company, except for, in either case, that certain Credit Agreement dated as of July 14, 2005 among the Company, the lenders party thereto and named therein, and
JPMorgan Chase Bank, N.A., as Administrative Agent (the "Credit
Agreement").

3.4  Brokerage.  There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

4.   Conditions to the Company's Obligations.  The obligations of the Company under Article 1 to purchase the Shares at the Closing from Sellers are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Company:

4.1  Representations and Warranties.  The representations and warranties of Sellers contained in Article 2 shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

4.2  Consents.  The Company shall have obtained all consents or waivers required under the Credit Agreement as are necessary to consummate the transactions contemplated hereby.

4.3  Performance.  Sellers shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

4.4  Tender Offer.  The Company shall have accepted for payment, and paid for, shares of Class A Common Stock tendered pursuant to the
Tender Offer, in accordance with the terms and conditions of the
Offer to Purchase.

4.5  Delivery of Certificates.  Sellers shall have delivered all of the stock certificates representing the Shares to be sold by it at the Closing, free and clear of any liens, claims or encumbrances, along with all stock powers, assignments or any other documents, instruments or certificates necessary for a valid transfer.

4.6  No Violation of Law.  No governmental authority shall have advised or notified the Company that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn or terminated after the exhaustion of the Company's good faith efforts to cause such withdrawal or termination.

5.   Conditions to Sellers' Obligations.  The obligations of Sellers under Article 1 to sell the Shares at the Closing are subject to the fulfillment as of the Closing of each of the following conditions unless waived by Sellers:

5.1  Representations and Warranties.  The representations and warranties of the Company contained in Article 3 shall be true and correct as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing, except for the representations and warranties as to the number of shares of capital stock of the Company issued and outstanding, which shall be true and correct only as of the date hereof..

5.2  Performance.  The Company shall have performed and complied in all material respects with all agreements, obligations and
conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the
Closing.

5.3  Payment of Purchase Price.  The Company shall have delivered the Purchase Price to be paid by the Company to Sellers by wire transfer to the account(s) specified by Sellers.

5.4  Minimum Amount of Common Stock Tendered. The Company shall have accepted for payment, and paid for, not less than 2.875 million shares of Class A Common Stock pursuant to the Tender Offer, in accordance with the terms and conditions of the Offer to Purchase.

5.5  No Violation of Law.  No governmental authority shall have advised or notified Sellers that the consummation of the
transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn or terminated after the exhaustion of the Sellers' good faith efforts to cause such
withdrawal or termination.

6.   Covenants.

6.1  No Purchase of Class A Common Stock.  Until eleven business days following the Successful Completion of the Tender Offer, each
Seller agrees that it will not, directly or indirectly, purchase any shares of Class A Common Stock.

6.2  No Sale of Class A Common Stock.  Except as contemplated hereunder, from the date hereof until the Closing or the termination of this Agreement, each Seller agrees that it will not, directly or indirectly, sell any shares of Class A Common Stock, including in the Tender Offer.

6.3  No Conversion of Class B Common Stock.  From the date hereof until the Closing or the termination of this Agreement, each Seller will not convert, or take any steps to convert, any of its shares of
Class B Common Stock into shares of Class A Common Stock, whether for purposes of tendering such shares in the Tender Offer or otherwise.

6.4  Closing Conditions. Sellers and the Company shall use their commercially reasonable efforts to ensure that each of the
conditions to Closing is satisfied.

7.   Survival of Representations and Warranties.  All
representations and warranties hereunder shall survive the Closing.

8.   Miscellaneous.

8.1  Adjustments.  Wherever a particular number is specified herein, including, without limitation, the number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other
reclassifications of stock or any similar transactions, and
appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the
Company and Sellers under this Agreement.

8.2  Governing Law; Jurisdiction.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of laws. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of New York. Each party hereto agrees to the entry of an order to enforce any resolution,
settlement, order or award made pursuant to this Section 8.2 by the state and federal courts located in the State of New York and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such
resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of
New York or any other jurisdiction.

8.3  Amendments to Terms of Tender Offer.  Sellers' consent, which shall not be unreasonably withheld, shall be required for any amendment to the terms of the Tender Offer that (i) increases the aggregate number of shares sought in the Tender Offer, (ii) changes the type or minimum or maximum amount of consideration per share offered to security holders, (iii) materially alters any of the conditions of the Tender Offer or changes the minimum number of shares required to be tendered into the Tender Offer or (iv) extends the expiration date of the Tender Offer beyond August 15, 2006.

8.4  Approvals and Waivers.  Each of the Company and Sellers hereby grants any and all approval and waivers required from it under the
Certificate and the Shareholder Agreement or otherwise in connection with the purchase and sale of the Shares hereunder and acknowledges and agrees that all approvals and waivers required under the
Certificate and the Shareholder Agreement in connection with the purchase and sale of the Shares have been obtained.

8.5  Successors and Assigns.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

8.6  Entire Agreement; Amendment.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Neither this Agreement nor any provision hereof may be amended, changed or waived other than by a written instrument signed by the party against who enforcement of any such amendment, change or waiver is sought.

8.7  Cooperation.  The Company and Sellers shall, from and after the date hereof, cooperate in a reasonable manner to effect the purposes of this Agreement.

8.8  Termination.  The Company or Sellers may terminate this
Agreement if (i) the Tender Offer is terminated without the purchase of any shares of Class A Common Stock or (ii) the Tender Offer is not consummated by August 15, 2006; provided that the Company may not terminate this Agreement under this clause (ii) unless the
Tender Offer is terminated. Upon termination of this Agreement pursuant to this Section 8.8, none of the parties hereto shall have any liability hereunder except for breaches of such party's
representations, warranties or covenants occurring prior to the date of such termination.

8.9  Notices, etc.  All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

(a)  If to Sellers, to:

                  Banc of America Capital Investors
                  NC1-007-25-02, 25th Floor
                  Bank of America Corporate Center
                  100 North Tryon Street
                  Charlotte, NC 28255-0001
                  Attention:  Robert H. Sheridan III
                  Phone:  (704) 386-5109
                  Fax:  (704) 386-6432

                  with a copy to:

                  Kennedy Covington Lobdell and Hickman, L.L.P.
                  214 North Tryon Street, 47th Floor
                  Charlotte, NC 28202
                  Attention:  Sean M. Jones, Esq.
                  Phone:  (704) 331-7406
                  Fax:  (704) 353-3106

                  If to the Company, to:

                  Cumulus Media Inc.
                  3535 Peachtree Road
                  Building 14, 14th Floor
                  Atlanta, Georgia  30305
                  Attention:  Lewis W. Dickey, Jr.
                  Phone:  404-949-0700
                  Fax:  404-443-0743

                  with a copy to:

                  Jones Day
                  1420 Peachtree Street, N.E.
                  Suite 800
                  Atlanta, Georgia  30309-3053
                  Attention:  Mark L. Hanson, Esq.
                  Fax:.  404-581-8330

8.10 Severability.  If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

8.11 Titles and Subtitles.  The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

8.12 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.13 Delays or Omissions.  It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring;
nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be
cumulative and not alternative.

8.14 Consents.  Any permission, consent or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

8.15 SPECIFIC PERFORMANCE.  THE PARTIES HERETO AGREE THAT
IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE
PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH
ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY
AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR
INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE
PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS
AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO
WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR
BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY
IN DAMAGES WOULD BE ADEQUATE.

8.16 Payment of Fees and Expenses.  Each party shall be responsible for paying its own fees, costs and expenses in connection with this
Agreement and the transactions herein contemplated.

8.17 Construction of Agreement.  No provision of this Agreement shall be construed against either party as the drafter thereof.

8.18 Section References.  Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

8.19 Variations of Pronouns.  All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

IN WITNESS  WHEREOF,  the parties  have  caused  this Stock  Purchase
Agreement to be duly  executed and delivered by their proper and duly authorized officers as of the day and year first written above.
                              CUMULUS MEDIA INC.

                              By:   /s/  Lewis W. Dickey, Jr.
                                     Name:  Lewis W. Dickey, Jr.
                                     Title:  President and CEO

                              BANC  OF  AMERICA   CAPITAL   INVESTORS
                              SBIC, L.P.

                              By:   BANC OF AMERICA CAPITAL MANAGEMENT
                                     SBIC, LLC, its General Partner

                              By:   BANC OF AMERICA CAPITAL MANAGEMENT,
                                     L.P., its Sole Member

                              By: BACM I GP, LLC, its general partner

                              By:   /s/  Robert H. Sheridan, III
                                     Its: Member

                              BA CAPITAL COMPANY, L.P.

                              By: BA SBIC MANAGEMENT, LLC,
                                     its General Partner

                              By: BA EQUITY MANAGEMENT, L.P.,
                                    its Sole Member

                              By: BA EQUITY MANAGEMENT GP, LLC,
                                     its General Partner

                              By:   /s/  Robert H. Sheridan, III
                                     Its: Member